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                  Filed by Century Bancshares, Inc.
                  Pursuant to Rule 425 of the Securities Act of 1933 Subject Company: GrandBanc, Inc.
                  Commission File No: 000-16234


THE FOLLOWING IS THE TEXT (INCLUDING DESCRIPTIONS OF GRAPHICS) OF SLIDES FROM A SLIDE SHOW BEING PRESENTED BY CERTAIN EXECUTIVE OFFICERS OF CENTURY BANCSHARES, INC. TO CUSTOMERS, EMPLOYEES, INVESTORS & SHAREHOLDERS BEGINNING ON NOVEMBER 4, 2000

SLIDE:            "Century Bancshares, Inc."
                  Graphic of man talking on cell phone and running down street past a Century National sign.
                  "The bank that thinks like a business."
                  Century logo

SLIDE:   FORWARD LOOKING STATEMENTS

                  This presentation contains certain forward-looking statements regarding future financial condition and results of operations and the Company's business operations. The words "may," "intend," "will," "believe," "expect," "estimate," "anticipate," "predict" and similar expressions, the negatives of those words and other variations on those words or comparable terminology, are intended to identify forward-looking statements. Such statements involve risks, uncertainties and assumptions and, although the Company believes that such assumptions are reasonable, it can give no assurance that its expectations regarding these matters will be achieved. Our actual results may differ materially from what we expect. The important factors that could cause actual results to differ materially from the forward-looking statements include, without limitation, the factors discussed in the Company's Form 10-K for the year ended December 31, 1999 under the caption "Management's Discussion and Analysis of Financial Condition and Results of Operations" as well as the following factors: general economic conditions in the Washington, DC metropolitan area; changes in interest rates; changes in asset quality; the effect on the Company of the extensive scheme of regulation by several federal agencies; the departure of certain key executives; delayed effects of the year 2000 problem; and competition from other providers of financial services. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, such actual outcomes may vary materially from those indicated.



SLIDE:                              IMPORTANT NOTICE

                  SHAREHOLDERS OF CENTURY BANCSHARES, INC. AND GRANDBANC, INC. (COMPANIES) AND OTHER INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT WILL BE INCLUDED IN THE REGISTRATION STATEMENT ON FORM S-4 TO BE FILED WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION (SEC) IN CONNECTION WITH THE PROPOSED MERGER OF THE COMPANIES. THE PROXY STATEMENT/PROSPECTUS WILL CONTAIN IMPORTANT INFORMATION ABOUT THE COMPANIES, THE MERGER, AND ABOUT PERSONS SOLICITING PROXIES IN THE MERGER, INCLUDING OFFICERS AND DIRECTORS OF THE COMPANIES AND THEIR INTEREST IN THE MERGER.

                  AFTER IT IS FILED WITH THE SEC, INVESTORS MAY OBTAIN A FREE COPY OF THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS ON THE SEC'S WEB SITE (HTTP://WWW.SEC.GOV). A PROXY STATEMENT/PROSPECTUS WITH RESPECT TO THE PROPOSED MERGER AND OTHER RELEVANT DOCUMENTS WILL ALSO BE MADE AVAILABLE FOR FREE TO STOCKHOLDERS OF THE COMPANIES UPON REQUEST DIRECTED TO THE COMPANIES' RESPECTIVE SHAREHOLDER RELATIONS DEPARTMENTS AS
                  FOLLOWS:

                  SHAREHOLDER RELATIONS           SHAREHOLDER RELATIONS
                  GRANDBANC, INC.                 CENTURY BANCSHARES, INC.
                  1800 ROCKVILLE PIKE             1275 PENNSYLVANIA AVENUE, NW
                  ROCKVILLE, MD 20816             WASHINGTON, DC 20004
                  301-770-1300                    202-496-4100

SLIDE:            "A small bank with a big idea."
                  Graphic of man talking on cell phone and running.

SLIDE:            Century logo
                  "The premier community bank in the Washington area."

SLIDE:            "Our market: the people*
                  -23rd largest "state" (4.7 million)
                  -#1 in median income
                  -#1 in higher education
                  -High household wealth
                  *Information obtained from John McClain, Potomac Futures"

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SLIDE:            "Average Household Wealth*
                  -Washington               $192,000
                  -San Francisco/SJ         $191,000
                  -Chicago                  $178,000
                  -Boston                   $158,000
                  -New York                 $125,000
                  *Information obtained from John McClain, Potomac Futures"

SLIDE:            "Our market: the economy*
                  -14th largest "state" ($214 billion)
                  -2.7 million jobs
                  -1 million new private sector jobs since 1980
                  -Federal presence around 12%
                  *Information obtained from John McClain, Potomac Futures"

SLIDE:            "Total Jobs*"
                  Graphic of bar chart depicting millions of jobs in Northern Virginia, Suburban Maryland, and Washington DC "Information obtained from John McClain, Potomac Futures"

SLIDE:            "Annual Job Growth*"
                  Graphic of area chart depicting thousands of jobs from 1990 through 2000 "*Information obtained from John McClain, Potomac Futures"

SLIDE:            "Job Growth by Sector*"
                  Graphic of bar chart depicting thousands of jobs in Services, Trade, Other Private and Government industries.
                  "*Information obtained from John McClain, Potomac Futures"

SLIDE:            "Our market: the "new" economy*
                  -#1 in Internet services
                  -#2 in technology companies
                  -#3 in biotech companies
                  -$1.5 billion venture capital invested last year *Information obtained from John McClain, Potomac Futures"

SLIDE:            "Our History
                  -Established 1982
                  -Profitable 18 consecutive years
                  -Growth and expansion since 1996"
                  Century logo

SLIDE:            "Our Growth Strategy
                  -Concentrate on the markets we know
                  -Focus on what we do well
                  -Add services our customers want
                  -Expand through the metropolitan area
                  -Build long-term value for stockholders"
                  Century logo

SLIDE:            "Concentrate on the markets we know
                  -Professionals and firms
                  -Owner-operated business
                  -Not-for profit organizations"
                  Century logo

SLIDE:            "Focus on what we do well
                  -Customer service
                  -Responsive lending
                  -Conservative underwriting"
                  Century logo

SLIDE:            "Add services our customers want
                  -Credit card program (1996)
                  -Mortgage brokerage (1998)
                  -Insurance agency (1999)
                  -Internet banking (2000)"
                  Century logo

SLIDE:            "Current branches"
                  Map of current branches


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                  Century logo

SLIDE:            "Build long-term value for stockholders
                  -Public market/stock liquidity
                  -Market share growth
                  -EPS growth
                  -Sound balance sheet
                  -Efficient capital management"
                  Century logo

SLIDE:            Century logo
                  "Loan Growth"
                  Graph of loan growth from 1996-September 2000

SLIDE:            Century logo
                  "Revenue Growth"
                  Graph of revenue growth from 1996-September 2000

SLIDE:            Century logo
                  "Net Income Growth"
                  Graph of net income growth from 1996-September 2000

SLIDE:            Century logo
                  "Earnings Per Share"
                  Graph of earnings per share from 1996-September 2000

SLIDE:            "Peer Group
                  -19 publicly traded banks
                  -MD, DC, VA, NC, SC, GA, FL
                  -Assets (less than) $1 billion
                  -3 year growth (greater than) 70% (assets and branches)
                         Data source:  SNL Securities"

SLIDE:            Century logo
                  "Return on Assets*"
                  Graph of return on assets as a percentage of average assets from 1997-September 2000
                  "*Information obtained from Scott & Stringfellow"

SLIDE:            Century logo
                  "Return on Equity*"
                  Graph of return on equity as a percentage of average equity from 1997-September 2000
                  "*Information obtained from Scott & Stringfellow"

SLIDE:            Century logo
                  "Net Interest Margin*"


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                  Graph of net interest margin as a percentage of earnings
                  assets from 1997-September 2000
                  "*Information obtained from Scott & Stringfellow"

SLIDE:            Century logo
                  "Efficiency Ratio*"
                  Graph of efficiency ratio as a percentage of total revenue from 1997-September 2000 "*Information obtained from Scott & Stringfellow"

SLIDE:            Century logo
                  "Non-Performing Assets*"
                  Graph of non-performing assets as a percentage of total assets from 1997-September 2000
                  "*Information obtained from Scott & Stringfellow"

SLIDE:            Century logo
                  "Stock Information*"
                  Graph of stock information: Price to Book Value (Century and Peers) and Price to LTM Earnings (Century and Peers) as of November 2, 2000.
                  "*Information obtained from Scott & Stringfellow"

SLIDE:            "Investment Considerations
                  -Large and growing market
                  -Proven business model
                  -Shareholder-oriented management
                  -Numbers showing results
                  -Reasonable valuation multiples"
                  Century logo

SLIDE:            "Century Bancshares, Inc."
                  Graphic of man talking on cell phone and running down street past a Century National sign.
                  "The bank that thinks like a business."
                  Century logo


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